SIX MONTHS ENDED DECEMBER 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

T A B L E   O F   C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the year ended June 30, 2006 and the unaudited consolidated financial statements for the three and six months ended December 31, 2006. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of February 12, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates Inferred Resources

The following sections use the term ‘inferred resources’. The Company advises investors that while that term is recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize it. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

1.2	Overview

Farallon is a mineral exploration company that is focused on the exploration and development of base and precious metals deposits at the Company’s Campo Morado property in Guerrero State, Mexico.

The Campo Morado property hosts one of the largest polymetallic mineral systems in Mexico. Mineral resources have been outlined in five deposits to date with numerous other targets yet to be fully explored.

The G-9 deposit, discovered in June 2005, has the highest zinc and gold grades of the five known deposits on the property. As a result, work programs at Campo Morado in fiscal 2006 and 2007 have been focused on the G-9 deposit. Drilling, metallurgical testing and preliminary mine planning has been done. Work so far has been successful in advancing the deposit.

Resources

  Estimated inferred mineral resources in the G-9 deposit as of November 2006 are 5.57 million tonnes grading 2.8% gold, 186 g/t silver, 1.3% copper, 1.0% lead and 7.3% zinc at a 2% zinc cut- off. This is a 55% increase in the mineral resources from an estimate done in November 2005.

  The deposit consists of several zones. One of these, the Southeast Zone, is particularly high grade and offers an excellent target for initial development.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006
  The G-9 deposit remains open to further expansion to the southwest, northwest and southeast.

Metallurgy

  Testwork indicates that the G-9 mineralization can be successfully treated by flotation, a low cost conventional process.

The Company’s 2007 program at Campo Morado will focus on exploration drilling and on mine development activities at G-9. A 40,000-meter surface exploration program has been initiated that has two objectives: to find additional high grade resources at G-9 and to test other targets in order to find another G-9 style deposit. Work focused toward advancing the G-9 deposit to production by July 2008 will continue concurrently with exploration activities. Engineering studies associated with mine planning and design, as well as equipment acquisition and site preparation activities are underway.

1.2.1	Financings

Farallon completed two financings during the quarter ended December 31, 2006, including a private placement financing with gross proceeds of Cdn$7.5 million and a public equity offering with gross proceeds of Cdn$80 million.

For further information, please refer to section 1.6 Liquidity.

1.2.2	Property Activities

The resource estimate, metallurgical testwork and proposed program are described in a December 2006 technical report filed at www.sedar.com.

Drilling

In November 2006, Farallon announced the results of an updated resource estimate for the G-9 deposit, as tabulated below:

G-9 Mineral Resources – November 2006
Zone	Cutoff % Zn	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %
Southeast	2.0	1,460,000	2.7	202	1.9	1.2	11.5
	8.0	890,000	2.3	179	2.1	1.3	15.7
North	2.0	2,370,000	3.7	223	1.3	1.1	7.0
	8.0	790,000	3.6	231	1.6	1.2	11.0
Southwest	2.0	1,250,000	2.0	136	0.9	0.8	3.8
	8.0	10,000	2.3	183	1.0	1.4	8.7
Replacement	2.0	490,000	1.3	86	1.0	0.8	5.4
	8.0	70,000	1.8	156	2.2	2.0	12.6
TOTAL	2.0	5,570,000	2.8	186	1.3	1.0	7.3
	8.0	1,770,000	2.9	201	1.9	1.3	13.4

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

The estimate was based on 134 drill holes that defined and delineated the deposit to late October 2006. The analysis utilized 3-dimensional Vulcan modeling techniques, and internal factors based on previous experience at Campo Morado.

The outlined dimensions of the overall deposit are 650 meters by 900 meters; however, the deposit is comprised of several zones that are characterized by grade and mineral occurrence, and these are shown in the above table. As drilling has proceeded, some previously defined internal zones were connected (for example, the former Central and Southeast Zones now comprise the Southeast Zone). Detailed drilling planned from underground (see Plans for 2007 below) may show further continuity within the deposit. In addition, the deposit remains open to further expansion to the southwest, northwest and southeast.

The in-house qualified person for the resource estimate is David Gaunt, P.Geo., and for the drilling program is Daniel Kilby, P.Eng.

Metallurgy

Positive results have been received from three phases of flotation test programs conducted on the G-9 deposit.

Results of the most recent program - Phase Three – were announced in October 2006. The objectives of the Phase Three program were to perform a series of batch rougher and cleaner tests to investigate initial processing criteria and flowsheet configuration; a series of "locked cycle" tests to confirm the viability of the selected flowsheet; modal assessments on selected cycle test products; and detailed chemical analyses of payable and deleterious elements contained in the zinc, copper and lead concentrates produced.

Three marketable concentrates were produced from a representative composite bulk sample from the G-9 deposit. The composite sample was prepared from the 12 individual composites, taken from areas representing different grades and zones of mineralization from the north, central and southeast zones of the G-9 deposit, that were evaluated in Phase Two. Prepared by ALS Chemex in Guadalejara, Mexico and G&T Laboratories (“G&T”) in Kamloops, British Columbia, the samples were crushed, screened and a flotation feed was prepared. Then, a master composite sample was made, combining all the remaining portions of each individual sample, together with those examined in the first phase of the G-9 test program. Modal and chemical analyses were undertaken prior to bench scale flotation tests. The flotation tests were carried out by G&T.

The Phase Three results indicate that a zinc concentrate grade of 55% zinc can be achieved with an 86% zinc recovery. Similarly, a copper concentrate grade of 20% copper can be produced with a 69% copper recovery. Lastly, a lead concentrate grade of 34% lead can be produced with a 51% lead recovery. The lead concentrate contained high concentrations of gold and silver with grades of 35 g/t and 3,200 g/t, respectively.

The flotation test program has provided the process design criteria, flowsheet design and estimates of reagent consumption information that is necessary for detailed mill design work, enabling the Company to commence design work for a conventional mill operation at G-9 in the 1,500 tonnes per day range. This work is currently underway.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

Plans for 2007

Farallon’s 2007 program will focus on exploration and mine development activities. The following description of activities and proposed Cdn$55 million expenditures are derived from a December 2006 technical report.

Proposed Program
Activity	Cost (Cdn$)
Surface Drilling Exploration 40,000 meters Geotechnical and condemnation 5,000 meters	$7,000,000
Surface Improvements Water, Tailings Storage and infrastructure studies and engineering Metallurgical Pilot Plant and equipment	$20,000,000
Surface Exploration & Investigations
Development of Decline, Drill Stations and Underground Test Mining 1,400 meter decline, 400 meters of cross-cuts, drill stations, test mining and bulk sampling	$25,000,000
Underground Exploration Drilling 10,000 meters	$2,000,000
Underground Exploration and Investigations
Permitting and Socio-economic Environmental studies, continuation of Socio-economic activities, acquiring the Mexican MIA certificate	$1,000,000

Exploration Drilling

The Company’s 2007 exploration drilling program is designed to find additional high grade resources at G-9 and to test other targets in order to find another G-9 style deposit. A 40,000-metre program is planned. To meet the first objective, drilling will focus in the immediate vicinity of the G-9 deposit. To meet the second objective, drilling is planned at the northern edge of the G-9 felsic complex and on a property scale to test structural and stratigraphic concepts in an effort to find another G-9-style deposit. Drilling was initiated in mid January 2007.

Mine Planning and Site Preparation

Work focused toward advancing the G-9 deposit to production by July 2008 encompasses engineering studies associated with mine planning and design, equipment acquisition and site preparation activities.

Access to the deposit and stations for underground infill drilling will be done via a 4.5 meter by 4.5 meters exploration decline that is presently being excavated and which will be approximately 1,400 meters in length at a slope of -8.3% from northwest of the G-9 deposit. This will be followed by approximately 400 meters comprising two parallel 4.5 x 4.5 meter crosscuts complete with drill stations. These workings will provide access, and facilitate services of water pumping and ventilation for the

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

underground drilling. The exploration decline is sized as stated so that it can accommodate mine production at 1500 tonnes per day.

Decline development began in August 2006, and is expected to be completed in the second quarter of fiscal 2008. Then a 10,000-metre drilling program from underground is planned to proceed at 25-metre hole spacing, and is designed to outline sufficient mineralization in the measured and indicated categories for mine planning.

Engineering studies, such as more detailed tailing storage facility and water retention designs along with infrastructure assessments of power, water and sewer systems, must be conducted to support a project development. Environmental baseline data gathering and assessments along with the associated socioeconomic activities must be continued and expanded to accommodate the increased size and scope of the G-9 investigation work and the project progress.

Engineering drilling for mineral condemnation and geotechnical investigations is required to provide subsurface data for the permitting and environmental studies. Approximately 5,000 meters of drilling from surface along with access construction would be required for this program.

Metallurgical Testing and Equipment Acquisition

Promising results have been received from initial metallurgical testwork of the G-9 mineralization. Additional work is required to optimize the flow sheet and to provide details for mill design. It is proposed to conduct further metallurgical, mineralogical and grindability testwork programs on samples taken from all zones of the G-9 deposit.

Metallurgical test programs are planned to assess the variability of metallurgical responses between samples of the G-9 mineralization. Further work is considered to assess the potential for alternative means of recovering precious metals from the final flotation tailing, or waste product. A study is planned to further assess the significance of the “ammonium acetate soluble” lead minerals, with a view to possibly improving lead metallurgical performance.

Farallon also intends to conduct a flotation pilot plant test program on bulk samples of mineralization taken from the underground exploration activities. The principal objectives of the program will be to:

  Confirm and optimize flotation protocols in a continuous circuit;

  Produce samples of concentrates to be provided to potential customers for independent analyses;

  Generate tailings solids and supernatant for environmental characterization studies;

  Produce bulk samples of tailings water for water treatment testwork, the results of which will be used to finalize the design of the water treatment plant; and

  Yield bulk samples of selective concentrates for confirmatory thickening and filtration tests.

In January 2007, the Company acquired a fully-autogenous grinding mill, which will be transported to site in early 2008. It also expects to place firm orders for all remaining principal items of process equipment by the end of February 2007 to complete the purchases of all major equipment for the G-9 mill.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.2.3	Activities during the period

The following activities occurred during the six months ended December 31, 2006:

(i)	drilling of approximately 10,967 meters in 31 holes: 20 holes into the G-9 deposit, 10 short holes for engineering purposes in the G-9 area and one exploration hole at the G-19 target;

(ii)	completion of new resource estimate for G-9 deposit;

(iii)	continued mine planning in all key areas, focusing on G-9,

(iv)	continued discussions with government and local communities;

(v)	completion of technical report, proposing a Cdn$55 million program for G-9;

(v)	completion of two financings; and

(vi)	ongoing office and general management activities.

1.2.4	Legal

(a)	Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001 the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. Hermiston filed an amparo against the Prosecutor General’s Office, which led to a review of the case. The Company is currently awaiting a ruling on the review.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In connection with this claim, a lien was filed against certain assets of the Company’s Mexican subsidiary. This lien is third in priority after liens filed by Farallon Resources Corp. pursuant to a mortgage agreement and by Wiltz Investment S.A. in its litigation discussed below. The Court has denied a recent appeal filed by Hermiston to have the evidence he brought forward accepted as his testimony at trial. The Court upheld the previous decision that clearly stated that the evidence was not valid and was irrelevant in this case. The case will now proceed and evidence will be heard by the Court from both sides. Management’s view based on advice of Mexican counsel is that the Hermiston claim is without merit and the Company is vigorously defending the action. Farallon has been advised by its Mexican counsel that a decision against the Company would not affect its ownership of the Campo Morado Project since the Company acquired the “Campo Morado” and “Reducción La Alina” mining concessions through an Option and Assignment Agreement duly executed by the person legally authorized to sign on behalf of Minera Summit de Mexico, S.A. de C.V., the optionor.

The outcome of these matters is undeterminable and remains subject to risk at this time.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of its directors. The Company’s attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

In January 2007, Farallon’s legal representatives advised the Company that as a result of a thorough investigation by the Financial Crimes section of the Prosecutor General’s Office in Mexico City, the Mexican authorities have issued a ruling stating that there are no grounds whatsoever for criminal prosecution against Farallon or any of its Directors in regards to a complaint filed by Wiltz on June 16, 2004. This ruling was properly confirmed by the Auxiliaries of the Public Prosecutor for the Federal District in December 2006 and is definitive.

This now concludes the criminal action by Wiltz Investment, S.A. The Public Prosecutor has ruled on it three times and, in each instance, has found that there is no basis for the allegations included in the Wiltz action. On two previous occasions – August 2005 and March 2006 – the Public Prosecutor similarly found that there was no basis for the allegations made by Wiltz. This latest ruling has been fully ratified and is definitive.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.2.5	Market Trends

Results from drilling and mineral resource estimates indicate that the Campo Morado deposits contain zinc, copper, lead, gold and silver. The trading prices of these metals have been increasing for more than two years.

The zinc price averaged US$0.48/lb in 2004, US$0.62/lb in 2005 and US$1.47/lb in 2006. Zinc has continued to increase, averaging US$1.70/lb in January 2007. Lead prices averaged US$0.40/lb in 2004, US$0.43/lb in 2005 and US%0.60/lb in 2006. Lead prices have also increased in 2007, averaging US$0.74/lb over the month of January.

Copper averaged US$1.30/lb in 2004, US$1.59/lb in 2005 and US$3.03/lb in 2006. The copper price has decreased in 2007, averaging US$2.59/lb over the month of January.

The gold price averaged US$410/oz in 2004, US$445/oz in 2005 and US$604/oz in 2006. Gold prices decreased in late 2006, but have rebounded in January 2007 to average US$630/oz. The silver price averaged US$6.69/oz in 2004, US$7.32/oz in 2005 and US$11.55/oz in 2006. Silver prices followed in gold in late 2006 and, similarly, have rebounded to average US$11.83/oz in January 2007.

The outlook for all these metals remains favourable for the foreseeable future. The Company continues to monitor long term metal forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

1.2.6	Audit Committee

Pursuant to Multilateral Instrument 52-110 – Audit Committees (“MI52-110”), the Company is required to have an audit committee composed entirely of board members that are “independent” of the Company, as that term is defined in MI52-110 and meaning generally free from material relationships with the Company which could be reasonably expected to interfere with the exercise of the person’s independent judgement. In December 2006, Mr. Barry Coughlan was appointed a member of the Company’s audit committee. The audit committee members of the Company currently consist of Messrs. David Copeland, Scott Cousens and Barry Coughlan. Only Mr. Coughlan is considered independent. Mr. Copeland and Mr. Cousens are not considered independent as a consequence of their employment and contractual positions with Hunter Dickinson Inc., a service provider to the Company. The Company is currently undertaking steps to remedy such non-compliance, including actively recruiting new board members that are both independent and financially literate. While it is difficult to set a firm deadline by which the Company will completely rectify the non-compliance given the high demand for qualified individuals the Company does intend to take the required steps in order to reach this goal as soon as practicable.

The Company is taking steps to ensure that the duties generally performed by independent directors are being performed by the current directors. The board members have extensive experience as directors of public companies and are sensitive to the related corporate governance and financial reporting obligations associated with such positions. Thus the board members are reasonably well versed in the obligations of directors and the expectations of independence from management. Given the Company’s recent activities in raising additional capital over the last six months, the board has been particularly sensitive to the appropriateness of board and management interaction, checks and balances.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.3	Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2006, 2005, and 2004 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2006	2005	2004
Current assets	$6,251	$14,649	$5,837
Mineral properties	8,963	8,963	8,963
Other assets	302	384	89
Total assets	15,516	23,996	14,889

Current liabilities	684	722	145
Shareholders’ equity	14,832	23,274	14,744
Total liabilities and shareholders’ equity	15,516	23,996	14,889

Working capital	5,567	13,927	5,692

Expenses (income)
Exploration	8,977	8,752	465
Conference and travel	416	207	124
Foreign exchange	(813)	(19)	274
Interest expense	7	–	41
Interest and other income	(313)	(269)	(76)
Legal, accounting and audit	858	1,242	757
Office and administration	1,628	1,128	392
Shareholder communications	663	621	27
Stock-based compensation - exploration	387	366	339
Stock-based compensation - office and administration	647	406	492
Loss before the under noted	12,457	12,434	2,835
Bad debt recovery	–	–	(426)
Gain on sale of equipment	–	(3)	–
Loss for the year	12,457	12,431	2,409

Basic and diluted loss per share	$(0.12)	$(0.15)	$(0.05)

Weighted average number of
common shares outstanding	102,328,852	80,437,034	45,799,254

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.4	Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	$20,031	$2,264	$6,251	$8,788	$11,293	$12,059	$14,649	$17,878
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	924	867	302	339	331	369	384	179
Total assets	29,918	12,094	15,516	18,090	20,587	21,391	23,996	27,020

Current liabilities	864	897	684	762	461	553	722	558
Shareholders’ equity	29,054	11,197	14,832	17,328	20,126	20,838	23,274	26,462
Total liabilities and equity	29,918	12,094	15,516	18,090	20,587	21,391	23,996	27,020

Working capital	19,167	1,367	5,567	8,026	10,832	11,505	13,927	17,320

Expenses (income)
Exploration	1,829	2,731	2,332	2,428	1,774	2,443	3,475	2,702
Conference and travel	234	109	125	70	165	56	60	46
Foreign exchange loss (gain)	221	(1)	(41)	(179)	8	(601)	228	210
Interest expense	5	–	7	–	–	–	–	–
Interest income	(55)	(35)	(83)	(79)	(71)	(80)	(99)	(113)
Legal, accounting and audit	528	289	350	187	195	126	333	157
Office and administration	488	483	337	377	416	498	358	217
Shareholder communications	111	58	51	58	527	27	29	18
Stock-based compensation	465	(49)	458	81	12	483	81	30
Loss before the under noted	3,826	3,585	3,536	2,943	3,026	2,952	4,465	3,267
(Gain) loss on disposal of
equipment	–	–	–	–	–	–	(3)	–

Loss for the period	3,826	3,585	3,536	2,943	3,026	2,952	4,462	3,267

Basic and diluted loss per
share	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$(0.05)	$(0.03)

Weighted average number of
common shares outstanding
(thousands)	119,776	105,822	105,294	104,807	99,362	99,309	96,890	96,081

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.5	Results of Operations

Loss for the six months ended December 31, 2006 increased to $7,410,713 from $5,976,470 in the same period of the previous fiscal year. The increase is due to principally to increased exploration activities at the Campo Morado property and an exchange loss as compared to a gain in the prior year.

Expenses, excluding stock-based compensation, foreign exchange, and interest income increased to $6,866,149, from $6,226,447 in the same quarter of the previous fiscal year.

Exploration expenses for the six months ended December 31, 2006, excluding stock-based compensation, increased to $4,560,348 compared to $4,217,342 in the first quarter of the 2006 fiscal year. The main exploration expenditures incurred during the quarter were drilling (2007 – $1,053,374; 2006 – $1,532,395), geological (2007 – $686,414; 2006 – $489,310); engineering (2007 – $1,565,691; 2006 – $1,328,550), and site activities (2007 – $936,698; 2006 – $600,544). Engineering and geological costs increased due to a ramp up in mine planning for the G9 Deposit (“G9”), completion of a new resource estimate for G9 and the completion of a technical report proposing a Cdn$55 million work program for G9. This was offset by decreased drilling mainly in October due to temporary shortage of funds. Site activities increased due to a greater number of contractors being employed on site at the Company’s Campo Morado property.

Interest income decreased to $89,571 for the period ended December 31, 2006 compared to $151,084 for the previous fiscal year due to lower average cash balances on hand during the period.

Legal, accounting and audit expenses increased to $816,807 for the six months ended December 31, 2006 compared to $321,075 for the previous year, primarily due to an increase in professional fees associated with the Company’s financing activities and fees paid to legal advisors in the current period to represent the Company in its ongoing lawsuits. The Company is committed to another approximately $600,000 (2005 – $900,000) in legal fees which are not included in current operating expenses. While the Company believes all outstanding litigation is without merit, significant legal expenditures have been incurred or committed. This is due to the significance of an unsuccessful judgment and the Company is expending significant effort and expenditures to ensure a successful conclusion to all outstanding litigation. Office and administration costs increased marginally to $971,337 compared to $913,433 in the comparable period for fiscal 2006.

Foreign exchange loss increased to $218,870 for the six months ended December 31, 2006 compared to a gain of $593,600 in the same period in the 2006 fiscal year, due to the Canadian dollar falling vis-à-vis the US dollar. The Company usually holds most of its funds in Canadian dollars.

Loss for the quarter ended December 31, 2006, increased to $3,825,411 from $3,024,878 in the comparable quarter of the prior year due to increased legal costs, stock based compensation and foreign exchange loss. The Company paid $300,000 in legal fees in respect of its commitment as indicated above and incurred $220,486 in exchange losses (2005 – $7,500) due to the decrease in value of its Canadian denominated funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

Exploration expenses for the quarter ended December 31, 2006, increased marginally to $1,829,219 from $1,774,423 in the same quarter of the prior year. This was due in part to the cessation of drilling in October offset by additional engineering, geological and site activities.

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results or changes in metal prices.

At December 31, 2006, the Company had working capital of approximately $19.2 million, which is sufficient to fund its known commitments and operating plans over the balance of the fiscal year. As well, the Company has a 2007 work program with a proposed Cdn$55 million budget, which will focus on advancing exploration and mine development activities (refer section 1.2.2) . In anticipation of this, the Company completed two financings as described below.

In November 2006, Farallon completed a private placement of 18,750,000 units at Cdn$0.40 each and raised gross proceeds of Cdn$7,500,000. Each unit consisted of one common share of Farallon and one common share purchase warrant. Each warrant entitles the holder to purchase one common share in Farallon at a price of Cdn$0.60 on or before November 18, 2008.

On December 21, 2006, the Company completed a public equity offering of 160 million subscription receipts at Cdn$0.50 per subscription receipt for gross proceeds of Cdn$80 million. Each subscription receipt entitles the holder to acquire one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one additional common share at an exercise price of Cdn$0.70 for 24 months subject to acceleration under certain conditions.

One quarter of the gross proceeds (Cdn$20 million) plus one-half of the agents’ commission (Cdn$2.4 million) and all of the agents’ expenses were released to the Company and the agents respectively in December 2006, with those subscription receipts equal in value to the gross amount released automatically converting into 40 million common shares and 20 million warrants. The agents also received 9.6 million compensation options (“warrants”), 4.8 million of which are held in escrow. Each warrant is exercisable into one common share of Farallon at an exercise price of Cdn$0.50 until December 21, 2008.

The balance of the gross proceeds of approximately Cdn$60 million, will be held in escrow pending satisfaction of certain release conditions, including principally the signing of agreements for revolving credit for variable credit requirements and working capital, and a non revolving component for equipment purchases and project work.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. During

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

the year ended June 30, 2005, the Company entered into legal services agreements which commit the Company to expenditures aggregating up to approximately $0.9 million. During the quarter ended December 31, 2006, the Company paid $0.3 million in respect of this commitment.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At December 31, 2006, Farallon had working capital of approximately $19.2 million, as compared to $1.4 million at September 30, 2006 and $5.6 million at June 30, 2006. In addition, as noted in section 1.6, the Company has gross proceeds from the sale of subscription receipts of approximately $60 million held in escrow pending certain release conditions. The Company has no long term debt.

At December 31, 2006, the Company had 164.6 million common shares issued and outstanding.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries, Tecnicos HD de Mexico, SA de CV, Servicios HD de Mexico, SA de CV, and Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the period ended December 31, 2006, the Company paid HDI $2,371,069 for these services, as compared to $1,727,932 in fiscal 2006. This increase is due generally to the increased level of activity of the Company during this period.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in notes 1 and 2 of the Company’s consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at February 12, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				165,718,331
		Cdn $
Share purchase options	June 1, 2007	$0.60	50,000
	June 22, 2007	$0.60	205,000
	June 22, 2007	$0.74	250,000
	September 28, 2007	$0.58	2,130,000
	December 14, 2007	$0.52	15,000
	February 29, 2008	$0.74	190,000
	March 31, 2009	$0.80	1,011,500
	March 31, 2009	$0.89	40,000
	March 31, 2111	$1.00	2,450,000	6,341,500

Warrants	November 17, 2008	$0.60	18,750,000
	December 21, 2008	$0.50	9,600,000
	December 21, 2008	$0.70	20,573,000	48,923,00

Note: As indicated in section 1.6, the Company has gross proceeds from the sale of subscription receipts of approximately $60 million held in escrow. These funds less agents’ commission will be released to the Company provided certain release conditions have been satisfied within 90 days from the closing date of the public offering which was on December 21, 2006. Those subscription receipts equal in value to the gross amount released automatically convert into 120 million common shares and 60 million common share purchase warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS PERIOD ENDED DECEMBER 31, 2006

1.15.3	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures for the period ended December 31, 2006 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company's disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the six months ended December 31, 2006, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No construction or mining permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on terms acceptable to the Company, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The economics of the Company’s projects are sensitive to the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These exchange rates have been subject to large fluctuations in the past several years.